Exhibit 99.6

Electra Meccanica Partners with DoubleTree by Hilton
Hotel & Suites to Extend MY STAY. MY CAR. with SOLO EV

VICTORIA, May 14, 2018 /PRNewswire/ - Vancouver automaker Electra Meccanica (OTCQB: ECCTF) announced today it has partnered with DoubleTree by Hilton to enhance its MY STAY. MY CAR.™ program. Beginning immediately, guests staying at DoubleTree by Hilton Hotel & Suites Victoria can select a SOLO all-electric commuter car with their guest room for an additional $20 per night and receive complimentary parking. The program is powered by share economy pioneer, Turo.

The process is easy. Within 24 hours of arrival, guests can book direct through the hotel's website or by calling reservations (1-800-774-1500) and asking for the MY STAY. MY CAR.™ package. When the guest arrives, they complete a one-page rental agreement, check-in, and are provided with two keys for their stay: their room and their car.

"We feel privileged to offer our one-of-a-kind SOLO to guests at this premier hotel located in our home province," said Jerry Kroll, CEO of Electra Meccanica. "The SOLO was designed to be an efficient commuter car and as an EV, it has little—if any—environmental impact. Guests can enjoy their stay and check out knowing that their carbon footprint won't be left behind."

Francis Mairet, principal of Mairet Hotels who manages the Victoria property added, "With so many travelers arriving to Victoria's Inner Harbour on foot via float plane or ferry, we're thrilled our hotel is able to offer them this easy, cost effective and green way to explore our city."

As many of Victoria's attractions are outside of the downtown core, having a car allows travelers to easily access popular locations such as Victoria's Butchart Gardens or Willows Beach. The SOLO's single seating configuration provides a fun and unique driving experience and the car has a 100-mile range to power guests around in style and comfort.

The DoubleTree by Hilton Hotel & Suites Victoria was the first hotel to offer a ride share service with a Prius via the Turo car service. The addition of the SOLO represents an expansion of that program and enhances available vehicle options. As a result, the hotel has added two electric car charging stations for added convenience for guests who wish to charge their electric vehicles on the property.

While some luxury residences such as New York City's Solaire have partnered with carshare apps like ReachNow to attract homebuyers, short-term rentals for travelers often still involve standard rental car companies and the associated fees and contracts. MY STAY. MY CAR.™ offers travelers the car they need when they need it.

The SOLO is priced just under $20,000 CAD, and interested consumers can place a fully-refundable $250 deposit by visiting EMVauto.com. A publicly held company, Electra Meccanica began trading on the OTCQB exchange and announced its application filing for NASDAQ Capital Markets listing last October.